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ASSET PURCHASE AGREEMENT

DATE:	October 6, 2000
PLACE:	Phoenix, Arizona
PARTIES:	1. UNITY WIRELESS SYSTEMS CORPORATION, a corporation incorporated under the laws of British Columbia ("Seller")
2. 568608 B.C. LTD., a corporation incorporated under the laws of British Columbia ("Shareholder")
3. TRAFFIC SYSTEMS, L.L.C., an Arizona limited liability company ("Buyer")
4. TRAFFIC SAFETY PRODUCTS, INC., a corporation incorporated under the laws of Arizona ("TSP")
5. JAMES L. HILL ("Hill")

R E C I T A L S:

    Shareholder owns all of the issued and outstanding stock of Seller. Seller owns and operates a business which includes a traffic preemption business. Seller wishes to sell and license, and Buyer wishes to buy and license, those assets, as defined herein, of Seller used in Seller's traffic preemption business.

A G R E E M E N T S:

    1.  Sale of Assets.  Seller hereby agrees (and the Shareholder hereby agrees to cause Seller to agree) to sell or otherwise transfer and deliver to Buyer, and Buyer hereby agrees to purchase from Seller, all of the assets, wherever located, used in the operation of Seller's traffic preemption business (the "Business"), except for the Intellectual Property as defined herein, free from all liens and encumbrances except for those set forth specifically herein. The assets include, but are not limited to, the following:

  a.
  All equipment listed on Exhibit "A".

  b.
  All furniture, fixtures and other personal property listed on Exhibit "B".

  c.
  All raw materials and finished goods in the Sonem inventory listed on Exhibit "C", which raw materials and inventory Seller represents shall be sufficient to build detectors for a minimum of 100 intersections. For the purposes of this Agreement, "detector" means an assembly including a base plate, Atlas 8 ohm speaker and an extender.

  d.
  All Seller's right, title and interest in and to any assets leased by Seller and used in Seller's Business, including security deposits, as listed on Exhibit "D".

  e.
  All Seller's right, title and interest in and to any distribution contracts, purchase orders, contracts, promissory notes, or other documents evidencing obligations to or rights of Seller, as listed on Exhibit "E" (collectively, the "Contracts").

  f.
  The Customer list as shown on Exhibit "F".

  g.
  An exclusive license, in the form attached hereto as Exhibit "G" ("Intellectual Property License Agreement") to make, have made, use and sell apparatus encompassed by any of the intellectual property identified on Exhibit "H" attached hereto (the "Intellectual Property"), including the right to grant sub-licenses.

  h.
  All marketing materials for the Business.

  i.
  All records, correspondence, bookkeeping files, telephone numbers and other data and information whether recorded on paper or stored by electronic means, kept and maintained by Seller for the purposes of operating its Business.

  j.
  The goodwill of the Business, including the right of Buyer to represent itself as carrying on the Business in continuation of and in succession to Seller and the right to use the names "Sonem" and "Sonem 2000" or any variation thereof and all lists of customers, documents, records, correspondence and other information related to the Business ("Goodwill").

    All of the foregoing assets shall be collectively referred to as the "Assets," and Seller shall provide to Buyer at the Closing (as defined in Paragraph 20(a)), the appropriate documents to properly transfer Seller's right, title and interest in and to the Assets to Buyer.

    2.  Purchase Price.  As full payment for the Assets of Seller, and the other agreements set forth herein, Buyer shall pay to Seller a purchase price ("Purchase Price") as follows:

  a.
  Upon Closing, Buyer shall cause TSP to assign to Seller a thirty-seven percent (37%) membership interest in Buyer; and

  b.
  Two Million Dollars ($2,000,000.00), subject to adjustment as provided herein, payable in accordance with Paragraph 4 of this Agreement.

    3.  Allocation of Purchase Price.  The Purchase Price shall be allocated to the Assets as follows:

Equipment
Furniture and Fixtures
Inventory
Cash
Intellectual Property
Goodwill

    Buyer and Seller hereby agree to report this transaction for federal tax purposes in accordance with the allocation of the Purchase Price set forth above.

    4.  Royalty Payment.  The portion of the Purchase Price described in Paragraph 2(b) shall be payable by Buyer through a royalty equal to ten percent (10%) of the gross profits of Buyer. For the purposes of this Agreement, "gross profits" shall mean all revenue from the Business net of returns, discounts, and allowances, less cost of goods sold, which comprises direct labor, direct material, and factory overhead used only in production of Units for sale. As used herein, "Unit" shall mean a matched component system consisting of Sonem electronics, enclosure and four detectors. Such royalty shall be paid by Buyer commencing on the fifteenth (15th) day of the first quarter of 2001 and continuing on the fifteenth (15th) day of each quarter thereafter based upon the gross profits of Buyer for the immediately preceding quarter.

    5.  Initial Public Offering.  If Buyer or any entity into which Buyer is converted becomes a publicly traded entity before or after payment of the amount owing under Paragraph 2(b), Seller shall be entitled to a pre-IPO undiluted twenty-five percent (25%) interest in the publicly traded entity. Notwithstanding the foregoing, if Buyer shall become a publicly traded entity prior to the payment of the full amount described in Paragraph 2(b), then the balance owed under Paragraph 2(b) shall be converted into an initial public offering interest of Buyer at a twenty percent (20%) discount to the pricing of the offering. The discounting calculation can be demonstrated as follows. If the initial public offering price is $1 per share, and there is, hypothetically, $1 million still owing by Buyer under Paragraph 2(b), then the $1 million would be converted to 1,250,000 extra shares of initial public offering stock at $0.80 per share.

    6.  Assumption of Liabilities.  As of the Closing, Buyer shall not assume any debts, obligations or liabilities of Seller except that Buyer shall assume:

  a.
  Those obligations related to warranty claims as more specifically described in Paragraph 7.

  b.
  Those obligations under the Contracts specifically assumed by Buyer in writing under this Agreement or otherwise.

    Buyer shall assume and be responsible for no debts, obligations, or liabilities of Seller, past, present, or future, other than those expressly assumed by Buyer pursuant to this Paragraph 6. All debts, obligations and liabilities of Seller, past, present, or future, not expressly assumed by Buyer pursuant to this Paragraph 6, including, but not limited to, debts to Shareholder, shall continue to be the sole responsibility of Seller.

    7.  Warranty Work.  Buyer shall be responsible for performing the work related to remedying any legitimate warranty claim made concerning products installed by Seller prior to Closing and Buyer shall keep the costs for performing such work as low as reasonably possible. Seller shall pay to Buyer at Closing the sum of One Hundred Thousand Dollars ($100,000.00) ("Seller's Warranty Contribution") towards the cost of performing such work which amount shall be non-refundable to Seller regardless of the costs incurred by Buyer. Any costs incurred by Buyer in excess of Seller's Warranty Contribution ("Excess Costs") shall be the responsibility of Buyer. Notwithstanding the foregoing, Buyer shall submit an invoice to Seller for all Excess Costs incurred by it to Seller, and Seller shall pay the amount of such Excess Costs to Buyer within thirty (30) days of receipt of such invoice. The amount of the Excess Costs paid by Seller pursuant to this Paragraph 7 shall be added to the amount due by Buyer under Paragraph 2(b). Upon reasonable written demand by Seller, Buyer shall provide a written accounting of the Excess Costs.

    8.  License.  At Closing, the parties shall enter into the Intellectual Property License Agreement whereby Seller shall grant Buyer an exclusive, worldwide, royalty-free license to market, make, have made, use and sell apparatus encompassed by any of the patents, including the right to grant sublicenses with prior written consent. The License Agreement shall be for a twenty (20) year term, provided, however, that all interest of Seller in the patents shall be transferred to Buyer upon the earlier of: (i) Buyer's payment of the amount set forth in Paragraph 2(b), and (ii) Buyer becoming a publicly traded entity. Any modifications, improvements or changes to the Intellectual Property made by Buyer after Closing shall be the sole property of Buyer.

    9.  Transition Phase.  During the Transition Phase, Seller agrees to assist Buyer with customers and distributors and to provide technical support to Buyer. The technical support provided by Seller shall include, without limitation: (a) using its best efforts to fix the serial port communication errors that can "hang the system" when the GUI (graphical user interface) is connected; (b) supporting John Sloan with information as he assumes responsibility for the detection and pre-empt processing software (firmware), and (c) causing John Mele to support Buyer's manufacturing efforts during the building of the first one hundred (100) Units. For purposes of this Agreement, "Transition Phase" shall mean the period of time commencing as of the Closing and continuing up to and including the date the City of Canton, Ohio accepts the first of the installations provided pursuant to the purchase order no. DX-034 from Traffic Control Products Inc. to Seller and dated November 4, 1999 ("Canton P.O."). Upon expiration of the Transition Phase, Seller will provide ongoing technical and development support on a time and materials basis.

    10.  Technical and Materials Support.  (a) The parties acknowledge that Buyer shall require technical support in addition to that provided by Seller pursuant to Paragraph 9 of this Agreement. Buyer shall be entitled to obtain such support from any third parties and upon those terms as Buyer determines necessary in its sole discretion. Seller shall pay to Buyer the costs incurred by Buyer in obtaining such support up to a maximum amount of Forty Thousand and No/100 Dollars ($40,000.00).

Seller shall pay all sums due by Seller under this Paragraph within ten (10) days of receipt of an invoice from Buyer. Any amount paid by Seller under this Paragraph shall be added to the amount owed by Buyer under Paragraph 2(b). (b) Upon Closing, Seller will pay to Buyer Thirty-One Thousand Four Hundred Dollars ($31,400.00) without conditions, for the purposes of increasing inventory to agreed levels. This amount shall be added to the amount owed by Buyer under Paragraph 2(b)

    11.  Operating Agreement.  The Operating Agreement for Buyer shall entitle Seller to vote its participation percentage in Buyer following the Closing, provided, however, that TSP shall be entitled to vote twelve percent (12%) of Seller's participation percentage.

    12.  Taxes.  Seller shall pay and be responsible for all income taxes arising out of the sale or transfer of the Assets to Buyer and the performance by Seller of its obligations under this Agreement, but Seller shall not be responsible for any taxes payable by TSP resulting from any change in its tax status. Seller also shall pay and be responsible for the portion, prorated as of Closing, of state and local real and personal property taxes assessed against Assets owned or leased by Seller prior to the execution of this Agreement. Buyer shall not be responsible for any business, occupation, withholding, income, property or tax of any kind relating to any period before Closing.

    13.  Payroll.  Seller shall pay and be responsible for all wages, salaries, commissions, fees, and any other benefits of any sort earned by Seller's employees and Steve Mahone on or before the Closing Date.

    14.  Covenant to Obtain Consents to Assignments of Purchase Orders, on or before Closing.

  a.
  Buyer will secure written confirmation from the distributor for the sale to the City of Canton that he will accept Seller's assignment to Buyer of his purchase order for 39 Units, for fulfillment and warranting by Buyer rather than Seller, and

  b.
  Seller shall be responsible for obtaining written consents to assignment for all other purchase orders not already assumed by Buyer as of the Closing.

    15.  Product Liability Insurance.  Seller shall obtain and maintain product liability insurance in an amount not less than Five Million and No/100 ($5,000,000.00) and shall name Buyer as an additional insured under the relevant policy. Such policies shall have a term equal to the insurance policy terms required pursuant to its distributor contracts.

    16.  Promotion of Business.  After the Closing, Buyer shall use its best efforts to promote the traffic preemption business it will operate and to market the products it will assemble using the Intellectual Property.

    17.  Representations and Warranties.  Seller and Shareholder hereby represent and warrant to Buyer all of the statements made on the attached Exhibit "I".

    18.  Conditions Precedent to Buyer's Performance.  The obligations of Buyer under this Agreement are subject to the satisfaction, at or before Closing, of all the conditions set out below in this Paragraph 18. Buyer may waive any or all of these conditions, in whole or in part, without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by Buyer of any of its other rights or remedies, at law or in equity, if Seller or Shareholder shall be in default of any of their representations, warranties, or covenants under this Agreement.

  a.
  Accuracy of Representations. All representations and warranties made by Shareholder and Seller in this Agreement or in any written statement that shall be delivered to Buyer by Seller under this Agreement shall be true on and as of Closing as though made at that time.

  b.
  Performance of Seller. Seller and Shareholder shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by Seller on or before Closing.

  c.
  No Material Changes. From the date of this Agreement to Closing, there shall not have been any material adverse change in the financial condition or the results of operations of Seller, and Seller shall have not sustained any material loss or damage to its assets, whether or not insured, that materially affects its ability to conduct the material part of its Business.

  d.
  Corporate Approval. The execution and delivery of this Agreement by Seller, and the performance of its covenants and obligations under it, shall have been duly authorized by all necessary corporate action, and Buyer shall have received copies of all resolutions pertaining to that authorization, certified by the Secretary of Seller.

  e.
  Normal Course of Operations. Seller shall have operated the Business in the normal course from the date of this Agreement to Closing.

    19.  Conditions Precedent to Seller's Performance.

  a.
  Accuracy of Representations. All representations and warranties made by Buyer in this Agreement or in any written statement that shall be delivered to Seller by Buyer under this Agreement shall be true on and as of Closing as though made at that time.

  b.
  Corporate Approval. The execution and delivery of this Agreement by Seller, and the performance of its covenants and obligations under it, shall have been duly authorized by all necessary corporate action, and Buyer shall have received copies of all resolutions pertaining to that authorization, certified by the secretary of Seller.

  c.
  Performance of Seller. Buyer shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by Buyer on or before Closing.

    20.  Closing, Items to be Delivered, and Further Assurances.

  a.
  Closing. The closing (the "Closing") of the sale and purchase of the Assets shall take place at the offices of SACKS TIERNEY P.A. commencing at 10:00 a.m. local time on September 29, 2000 or at such other time and place as the parties may agree in writing. The date of Closing is sometimes herein referred to as the "Closing Date" or the "Closing."

  b.
  Items to be Delivered at Closing. At the Closing and subject to the terms and conditions herein contained:

  (i)
  Seller will, and Shareholder will cause Seller to, deliver to Buyer the following:

  (a)
  A duly executed bill of sale in form attached hereto as Exhibit "J," to convey, transfer and assign to, and vest in, Buyer good, valid and marketable title in and to all of the tangible Assets.

  (b)
  A duly executed assignment of Contracts in form attached hereto as Exhibit "K."

  (c)
  The sum of One Hundred Thirty-One Thousand Four Hundred Dollars ($131,400.00) in immediately available United States funds.

  (d)
  Copies of the Articles of Incorporation and By-Laws, and any amendments thereto, for Seller certified by the Registrar of Companies.

  (e)
  A certificate of the president or a vice president of Seller, dated as of the Closing, certifying that the Seller has performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by the Seller prior to or at Closing.

      (f)
      A report of the Registrar of Companies, dated not more than five (5) business days prior to the Closing, that Seller is a validly existing corporation and is in good standing.

      (g)
      An incumbency certificate for the Seller dated as of the Closing, including specimen signatures.

      (h)
      Consents to the assignment of all Contracts with the exception of the Canton P.O.

      (i)
      A duly executed License Agreement in the form of Exhibit G attached hereto regarding the Intellectual Property.

      (j)
      A discharge or release of any security interest in favor of Royal Bank, or any other secured party, concerning any of the Assets.

      (k)
      Certificates of all patents subject to the License Agreement.

      (l)
      Certificates of all trademarks subject to the License Agreement.

    (ii)
    Buyer will deliver to Seller:

    (a)
    A duly executed assignment by TSP to Seller of a thirty seven percent (37%) membership interest in Buyer;

    (b)
    A certified copy of the resolutions of the sole member of Buyer authorizing the assignment by TSP of membership interest to Seller;

    (c)
    An Operating Agreement for Buyer reasonably satisfactory to counsel for Seller.

    (d)
    A consent to the assignment of the Canton P.O.

  c.
  Further Assurances. Seller, from time to time after the Closing, at Buyer's reasonable request, will execute, acknowledge and deliver to Buyer such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications and further assurances as Buyer may reasonably request in order to vest more effectively in Buyer, or to put Buyer more fully in possession of, any of the Assets.

    21.  Commissions.  Seller and Buyer each represent that there is no commission due any broker in connection with this sale.

    22.  Indemnity by Seller.  Seller herein indemnifies, defends, and holds Buyer harmless against any and all claims, demands, losses, obligations, liabilities, damages, costs and expenses, including interest, penalties, and reasonable attorneys' fees, that Buyer shall incur or suffer and which arise from or relate to any breach of or failure by Seller to perform, or the falsity of, any of its representations, warranties, covenants, or agreements contained in this Agreement or in any exhibit or other instrument furnished or to be furnished by Seller under this Agreement.

    23.  Indemnity by Buyer.  Buyer herein indemnifies, defends, and holds Seller harmless against any and all claims, demands, losses, obligations, liabilities, damages, costs and expenses, including interest, penalties, and reasonable attorneys' fees, that Seller shall incur or suffer and which arise from or relate to any breach of or failure by Buyer to perform, or the falsity of, any of its representations, warranties, covenants, or agreements contained in this Agreement or in any exhibit or other instrument furnished or to be furnished by Buyer under this Agreement.

    24.  Settlement Agreement; Indemnity.

  a.
  Hill represents that he is a party to a certain Settlement Agreement, dated March 30, 1998 (the "Settlement Agreement"), respecting a lawsuit filed in the Superior Court for the State of Arizona, Civil Case CV97-23391;

  b.
  The Settlement Agreement provides that Hill will "not to compete in the intersection preemption business so long as PMAC (Preemption Marketing Acquisition Corporation) or any of its Subsidiaries or Affiliates is in that business" ("Non-Competition Covenant");

  c.
  Hill represents that he has never received any certificate or other indicia of ownership for the shares of PMAC stock which he was to receive pursuant to the Settlement Agreement;

  d.
  TSP and Buyer will jointly and severally indemnify Seller from and against all claims, demands, losses, obligations, liabilities, damages, costs and expenses, including interest, penalties, and reasonable attorneys' fees, that Seller may incur or suffer and which arise from or relate to the enforcement of the Non-Competition Covenant by a court of competent jurisdiction, provided, however, that such indemnification shall not exceed the value of TSP's interest in Buyer;

  e.
  If any court ordered enforcement of the Non-Competition Covenant results in Hill, TSP or Buyer being unable to lawfully conduct business in the area of traffic preemption, TSP and Buyer will be jointly and severally responsible for reimbursing Seller for any funds advanced under this Agreement and not applied to legitimate warranty claims or purchases of inventory; and

  f.
  Any court ordered enforcement of the Non-Competition Covenant shall be deemed to be an event of default under Paragraph 27 of this Agreement entitling Seller to exercise its remedies under that Paragraph.

    25.  Right to Set-off or Recoupment in favor of Buyer.  If Seller should be in default under any of the terms and conditions of this Agreement or if any of the representations or warranties made by Seller herein or if any of the exhibits contain or will contain any untrue statement of material fact, or omit any material fact, the omission of which would be misleading, then Buyer shall have the right to set-off or recoup against any amounts due and payable under Paragraph 2(b), the amount of all damages suffered by Buyer, including reasonable attorneys' fees, as a result of said default, misstatement of material fact, or omission of material fact by Seller.

    26.  Right to Recoupment in favor of Seller.  If Buyer should be in default under any of the terms and conditions of this Agreement or if any of the representations or warranties made by Seller herein or if any of the exhibits contain or will contain any untrue statement of material fact, or omit any material fact, the omission of which would be misleading, then Seller made add to the amount payable under Paragraph 2(b) the amount of all damages suffered by Seller, including reasonable attorneys' fees, as a result of said default, misstatement of material fact, or omission of material fact by Buyer.

    27.  Reconveyance.  At the option of Seller, Buyer shall reconvey to Seller the Goodwill and any unused Assets and the licenses of the Intellectual Property hereunder shall terminate, upon the occurrence of any of the following events of default:

  a.
  The bankruptcy or insolvency of Buyer;

  b.
  The failure of Buyer to ship 50 Units and to have secured purchase orders for 100 Units within 12 months of the Closing Date; or

  c.
  The failure of Buyer to remedy any material default under this Agreement within 30 days of written notice of such default.

    28.  Proration.  If Buyer assumes any obligation of Seller, the obligation shall be pro-rated so that Seller will pay its share of the obligation up to the Closing Date and Buyer will assume responsibility for such obligation after the Closing Date.

    29.  Miscellaneous.

  a.
  Attorneys' Fees. The prevailing party in any litigation, arbitration or other proceedings arising out of this Agreement shall be reimbursed by the other party for all costs and expenses incurred in such proceedings, including reasonable attorneys' fees.

  b.
  Entire Agreement and Amendments. This Agreement, including all documents executed in connection therewith, contains the entire understanding of the parties and supersedes any prior understandings and agreements, written or oral, respecting the subjects discussed herein. This Agreement may not be amended or modified except in writing signed by the parties.

  c.
  Governing Law. This Agreement shall be governed by the laws of the State of Arizona.

  d.
  Assigns. This Agreement shall be binding on and inure to the benefit of the parties and their respective successors and assigns.

  e.
  Notices. Any and all notices required by this Agreement shall be personally delivered or sent by certified mail, return receipt requested, addressed to a party at his address set forth below, or at such other address as he may designate to the other party in accordance with this paragraph. A notice shall be deemed effective when received, or when delivered, if personally delivered.

  SELLER:

  Unity Wireless Systems Corporation
  7438 Fraser Park Drive
  Burnaby, BC Canada V5J 5B9

  SHAREHOLDER:

  568608 B.C. Ltd.
  7438 Fraser Park Drive
  Burnaby, BC Canada V5J 5B9

  BUYER:

  Traffic Systems, L.L.C.
  11655 N. 139th Place
  Scottsdale, Arizona 85259

  f.
  Severability. The invalidity of any portion of this Agreement shall not affect the validity of the remaining portions which shall remain in full force and effect.

  g.
  Waiver. The failure to enforce at any time any provision of this Agreement or to insist on timely performance of any obligation contained in this Agreement shall not be construed to be a waiver of such provision or of any other provision or of the right to timely performance of all obligations contained herein.

  h.
  Arbitration. Any dispute arising out of this Agreement or any amendment hereto shall be settled by arbitration pursuant to the rules of the American Arbitration Association. Any award or decision of an arbitrator shall be final and binding upon each of the parties and may be enforced in any court of competent jurisdiction.

  i.
  Currency. All dollar amounts in this Agreement are in U.S. currency.

DATED effective as of the date first above written.

UNITY WIRELESS SYSTEMS CORPORATION by its authorized signatory

568608 B.C. LTD by its authorized signatory

TRAFFIC SYSTEMS, L.L.C. by its authorized signatory

TRAFFIC SAFETY PRODUCTS, INC. by its authorized signatory

JAMES L. HILL

LIST OF EXHIBITS

Exhibit "A"	Equipment
Exhibit "B"	Furniture, Fixtures, Personal Property
Exhibit "C"	Raw Materials Inventory
Exhibit "D"	Leased Assets
Exhibit "E"	Contracts
Exhibit "F"	Customer List
Exhibit "G"	Intellectual Property License Agreement
Exhibit "H"	Intellectual Property
Exhibit "I"	Representations and Warranties
Exhibit "J"	Bill of Sale
Exhibit "K"	Assignment of Contracts

EXHIBIT "A"

Equipment

1.
ATE Fixture

2.
AC Light driver test fixtures

EXHIBIT "B"

Furniture, Fixtures and Other Personal Property

None

EXHIBIT "C"

Raw Materials Inventory

[To Come]

EXHIBIT "D"

Leased Assets

None

EXHIBIT "E"

Contracts

[To Come]

EXHIBIT"F"

Customer List

[To Come]

EXHIBIT "G"

Intellectual Property License Agreement

[To Come]

EXHIBIT "H"

Intellectual Property

A.  Patents

Country	Patent Number	Issue Date	Expiration Date
Australia	681380	18 December, 1997	4 March, 2014
Canada	1,322,586	28 September, 1993	28 September, 2010
China	94195085.9	28 April, 2000	4 March, 2014
France	EP 318668	8 January, 1997	1 October, 2008
France	EP 748494	17 June, 1998	4 March, 2014
Germany	P69411195.3	8 January, 1997	1 October, 2008
Germany	EP 748494	17 June, 1998	4 March, 2014
Hong Kong	HK1009352	28 May, 1999	4 March, 2014
Italy	EP 318668	8 January, 1997	1 October, 2008
New Zealand	262083	8 September, 1998	4 March, 2014
Singapore	49839	21 December 1998	4 March, 2014
Spain	2011597	8 January, 1997	1 October, 2008
United Kingdom	EP 318668	8 January, 1997	1 October, 2008
United Kingdom	EP 748494	17 June, 1998	4 March, 2014
U.S.A.	4,864,297	5 September, 1989	14 October, 2007
U.S.A.	5,710,555	20 January, 1998	1 March, 2014

Applications

Country	Serial Number	Filing Date	Expiration Date
Canada	2,183,868	March 4, 1994	March 4, 2014
Japan	7-522583	4 March, 1994	4 March, 2014

B.  Trademarks

    Canadian trademark registration number 478,399 SONIC SOLUTION granted July 10, 1997;

    The interest of Seller in unregistered trademarks "SONEM" and "SONEM 2000."

C.  Know-how

    All technical information, knowledge and expertise concerning the design, construction, installation, use and testing of the Units, possessed by Seller, which is not otherwise lawfully readily available to Buyer.

D.  Software

    The computer-based programs to be furnished by Seller to Buyer, consisting of operating system and application software for use in conjunction with the Units including all copyright subsisting therein.

EXHIBIT "I"

Representations and Warranties

    Seller and Shareholder hereby jointly and severally represent and warrant to Buyer as follows:

     1.  Organization.  Seller is a company duly organized, validly existing, and in good standing under the laws of British Columbia, Canada, and has all necessary corporate powers to own, lease and operate its properties and to carry on the Business. Seller is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the character of the properties owned or leased by it or the nature of the Business requires it to be qualified.

     2.  Authority.  Seller has the power, authority, legal right and capacity to enter into and perform its obligations under this Agreement and all other agreements related to this Agreement (collectively, "Seller Documents") and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of the Agreement and the Seller Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Seller. The Agreement and the Seller Documents constitute the valid and binding obligations of the Seller and of the Shareholder, enforceable against them in accordance with the terms. Neither the execution, delivery or performance of the Agreement or the Seller Documents, nor the consummation of the transactions contemplated hereby and thereby will conflict with or result in a violation, breach, termination or acceleration of or default under any note, bond, mortgage or other instrument, contract or obligation. Shareholder is the lawful, record and beneficial owner of all of the Shares, free and clear of any security interests, claims, liens, pledges, options, encumbrances, charges, agreements, voting trusts or other arrangements or restrictions. There are no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating Seller to issue or to transfer from the treasury any additional shares of its capital stock of any class.

     3.  Taxes.  The Seller has accurately prepared and duly and timely filed all tax returns and reports which are required to be filed by it in respect to all excise, sales, use, property (real and personal), and other taxes, levies, imports, duties, license and registration fees, charges for withholdings of any nature whatsoever on, pertaining to, or involving the Assets and penalties or interest associated therewith (collectively, "Taxes"). The Seller has paid all Taxes and there are no claims pending or, to Seller's knowledge, threatened, against Seller for past due Taxes, nor is there any basis for such claim.

     4.  Title to Assets.  Seller has good and valid title to all of the Assets (except for any Leased Assets), free and clear of all liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever, except for those items disclosed in any Exhibit B attached to this Agreement. All assets and property of any kind which are used in the ordinary course of the Business by Seller or which are necessary for the normal operation of the Business are included among the Assets being transferred to Buyer hereunder. Seller has the unrestricted right to sell the Assets (except for any Leased Assets) as herein provided, and Seller has not acquired any of the Assets on terms which were not made by way of arms length bargaining. All of the Assets will be delivered by Seller, at Seller's cost, to Buyer. (Royal Bank must give us partial discharge of GSA.)

     5.  Condition of Assets and Intellectual Property.  All facilities, vehicles, machinery, equipment and other items of tangible personal property (other than inventory) owned or used by Seller and listed on Exhibits attached to this Agreement are in good operating condition and repair, subject to normal wear and tear and maintenance, are usable in the regular and ordinary course of the Business, and conform to all applicable laws, ordinances, codes, rules and regulations relating to their construction, use, operation and maintenance. In addition, Seller owns or possesses the right to use, free and clear of any obligation or payment, encumbrance, lien or claim, all Intellectual Property. None of the

Intellectual Property owned or used by Seller is subject to any order, ruling, decree, judgment or stipulation by or with any court, arbitrator or administrative agency. To the best of Seller's knowledge, Seller has not infringed, or engaged in the unauthorized use of, any copyrights, inventions, technology, technical know how, processes, designs, trade secrets or other intellectual property of another. Neither Seller nor Shareholder is aware of any infringement or unauthorized use by a third party of any Intellectual Property.

     6.  Inventory.  The inventory of raw materials, work in process, and finished goods, listed on Exhibit C attached to this Agreement, consists of items of a quality and quantity useable and saleable in the ordinary course of the Business. All items included in the inventory were acquired in accordance with the regular business practices of Seller and are the property of Seller. No items included in the inventory have been pledged as collateral or are held by Seller on consignment from others.

     7.  Leased Assets.  Seller does not lease any personal property in connection with the Business.

     8.  Contracts and Consent to Transferability.  Except as may be disclosed in the Exhibits attached to this Agreement, each of the agreements, contracts, commitments, leases and other instruments, documents and undertakings listed on any of the Exhibits attached to this Agreement is valid and enforceable in accordance with its terms, to or in compliance with the provisions thereof, no party is in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein, and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder. No such agreement, contract, commitment, lease or other instrument, document or undertaking have any contractual requirement with which there is a reasonable likelihood that Seller or any other party thereto will be unable to comply. Failure of Seller or Shareholder to obtain the consent or approval of any party to any agreement, contract, commitment, lease, or other instrument, document or undertaking, listed on any of the Exhibits attached to this Agreement, to the execution of this Agreement or the consummation of the transactions contemplated hereby will not result in a default, termination, breach, renegotiation, or acceleration of any amounts owing thereunder.

     9.  Customers.  Exhibit F to this Agreement is a correct and current list of all customers and contacts of Seller. Exhibit F also contains a record of all sales made to customers of Seller.

    10.  Licenses and Permits.  Seller has in its name, or in the name of Sonic Systems Corporation, the former name of Seller, all necessary licenses, permits and authorizations to carry on the Business as it has been and is now being conducted and to own, lease and operate the properties used in connection therewith. All such licenses and permits shall be current and valid as of the time of the Closing and can be renewed by Buyer at no expense other than normal license fees.

    11.  Real Property.  Seller owns no real property and has no leasehold interest in any real property, except for the leasehold interest respecting its business premises located at 7438 Fraser Park Drive, Burnaby, BC. Such real property is not being transferred to Buyer.

    12.  Litigation.  Seller is not engaged in, or a party to, or threatened with any claim or legal action or other proceeding before any court, any arbitrator of any kind or any administrative agency, or any governmental investigation, except for a Supreme Court of British Columbia Vancouver Registry action respecting the claim of Integrated Global Financial Corporation ("IGF") for an amendment of the terms of certain options to purchase shares in the common stock of Unity Wireless Corporation, a Delaware corporation, nor does any basis for any claim or legal action or other proceeding or governmental investigation exist with respect to the Assets. There are no orders, rulings, decrees, judgments or stipulations to which the Seller is a party by or with any court, arbitrator or administrative agency affecting the Seller of the Assets.

    13.  Compliance with Laws.  Seller has complied with each, and is not in violation of any, law, rule, regulation to which it or its business, operations, assets or properties is subject and has not failed to obtain or adhere to the requirements of any license, permit or authorization necessary to the ownership of its assets and properties or the conduct of its business, which noncompliance, violation or failure to obtain or adhere might adversely affect its business, operations, assets, properties, prospects or condition (financial or otherwise).

    14.  No Breach or Violation.  The execution, delivery and performance of this Agreement by Seller and the Shareholder will not contravene, violate or breach: (i) any law, rule or regulation to which Seller or the Shareholder are subject; (ii) any judgment, order, writ, injunction, decree or award of any court or arbitrator or governmental or regulatory official, body or authority which is applicable to Seller or Shareholder; (iii) the Articles of Incorporation or By-Laws of Seller or any securities issued by Seller; or (iv) any indenture, agreement, contract, commitment, lease, plan, license, permit, authorization or other instrument, document or understanding, oral or written, to which either Seller or the Shareholder is a party, by which Seller may have rights or by which any of the assets or properties of Seller may be bound or affected. The execution, delivery and performance of this Agreement by Seller and Shareholder shall not require the consent of any other party, or give any party under any of the agreements or instruments described above the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of Seller thereunder. No authorization, approval, or consent and no registration or filing with any governmental or regulatory official, body or authority is required in connection with the execution, delivery and performance of this Agreement by Seller and the Shareholder.

    15.  Business Operations.  Seller agrees to continue to operate its Business until Closing in substantially the same manner as it was operated at the execution hereof.

    16.  Insurance.  Seller has maintained and now maintains insurance on all of its assets and businesses of a type customarily insured, covering property damage and loss of income by fire or other casualty, as well as adequate insurance protection against all liabilities, claims and risks against which it is customary to insure. All policies of insurance taken out by Seller in connection with the business or its assets have been disclosed to Buyer, and all such policies are written in the name of Seller. All such policies are in full force and effect, and Seller has not done or omitted to do or suffered anything to be done which has or might render such policies void or voidable. So far as Seller and the Shareholders are aware, there are no circumstances likely to give rise to any claim under any such policies, and Seller has disclosed all claims made under any of said policies during the last three (3) years.

    17.  No Third Party Options.  There are no existing agreements, options, commitments or rights with, to or in any person to acquire any of the Assets or rights or any interests therein, except for those contracts entered into in the ordinary course of business consistent with past practice for the sale of Seller's products and services.

    18.  Full Disclosure.  No representation or warranty of Seller or the Shareholder and no statement, schedule, certificate or exhibit furnished or to be furnished by or on behalf of Seller to Buyer or its agents pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

    19.  Survival.  Each of the representations and warranties made by Seller and Shareholder will remain true and accurate as of the date of this Agreement, and shall survive the Closing. Buyer shall be entitled to rely upon the representations and warranties set forth herein.

    20.  Name Change.  Seller shall take those steps necessary to reflect the change of its corporate name, from Sonic Systems Corporation to Unity Wireless Systems Corporation, with all patent offices from which it has obtained patents

EXHIBIT "J"

Bill of Sale

[To Come]

EXHIBIT "K"

Assignment of Contracts

[To Come]

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